[First Solar, Inc. Letterhead]
November 6, 2006
BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Russell Mancuso

Re:	First Solar, Inc.
Form S-1
File No. 333-135574
Filed November 2, 2006
Dear Mr. Mancuso:
      Set forth below are the responses of First Solar, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 6 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2006 (“Amendment No. 5”).
      For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. The page numbers in the bold headings refer to pages in Amendment No. 5. The page numbers in the responses of the Company refer to pages in the Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.
      We are sending you by messenger hard copies of the Amendment (clean and marked).
Prospectus Summary
1.	We note your response to prior comment 1; however, it is inappropriate to highlight competitive strengths on page 2 while you point out disadvantages on page 57. Please revise to balance your disclosure.

We respectfully advise the Staff that we believe the summary is a balanced presentation of our business. Specifically, the summary discloses our manufacturing cost per Watt, which we believe is a more comprehensive metric than either manufacturing cost or conversion efficiency taken alone. Manufacturing cost per Watt includes, as variables, both the manufacturing cost of producing solar modules and the number of sellable Watts per module, a variable driven primarily by conversion efficiency (as the conversion efficiency increases, so does the number of sellable Watts per module). Although some manufacturers produce solar modules with higher conversion efficiencies than our current conversion efficiency of 9%, they use more expensive manufacturing processes and raw materials to achieve these higher conversion efficiencies. As a result, disclosing manufacturing cost per Watt is especially useful because it reveals the manufacturing cost/conversion efficiency tradeoff each solar manufacturer and customer must weigh. Given our goal of competing on a non-subsidized basis with the price of retail electricity, we have focused our discussion on the manufacturing cost of producing each Watt of solar power. In addition, we respectfully advise the Staff that our statement on favorable system performance relates to the performance of our modules under real world conditions, rather than the conversion efficiency of our modules. Solar modules are priced and sold based on their rated power in Watts. For example, at the end of the third quarter of 2006, our solar modules had an average rated power of approximately 64 Watts per module and we sold our modules at a certain price per rated Watt. However, real world conditions, such as ambient temperature and the intensity of sunlight, cause solar modules to operate below the rated power. We believe that systems using our modules operate closer to their rated power than systems incorporating crystalline silicon modules, in part, because our semiconductor material is a more efficient absorber of sunlight than crystalline silicon. For example, our solar modules begin to operate earlier in the morning and continue to operate until later in the day than crystalline silicon solar modules, thereby producing electricity during periods when other modules with the same rated power are not operating. As a result, we believe our solar modules operate closer to the rated power our end users have purchased, thereby increasing their return on investment. At a given system power size, generation systems using solar modules with conversion efficiencies higher than those of our modules require relatively less installation space. The markets in which our modules are sold do not generally have significant space constraints. As a result, this factor has not impaired our ability to sell modules in the markets in which we operate, and we do not anticipate that it will in the future.

2.	We note your response to prior comment 2. You should disclose the positive and negative aspects of the contracts with equal prominence, rather than including positive aspects on page 1 and negative aspects on page 3.

Revisions have been made to page 1 in response to the Staff’s comment.

3.	We note your letter dated November 3, 2006 regarding Regulation S-K Item 10(b)(2)’s statement that “[i]t generally would be misleading to present sales or revenue projections without one of the foregoing measures of income.” Given your disclosure regarding the magnitude of the long-term contracts and your capacity constraints, it is unclear how you conclude that investors would not be led to (1) believe that the disclosed sales will approximate your revenue and (2) place undue reliance on the figures given the absence of a related measure of income. If you choose to continue to include the sales attributable to the contracts in the summary, you should provide equally prominent disclosure of your statement to us that you do not have a reasonable basis for presenting an income measure and the reasons why not. If such disclosure is too extensive or detailed for a prospectus summary, you should relocate the disclosure about the sales attributable to the contracts to a more appropriate section of your document where you can provide sufficient disclosure in context for investors to evaluate projections.

In response the Staff’s comment, revisions have been made to pages 1, 58 and 63 of the Amendment to address the Staff’s concerns.
Recycling Program, page 61
4.	Please reconcile your response to prior comment 3 that customers can return their product at any time with the disclosure on page 61 that they can return the modules at the end of their useful lives.

Revisions have been made to page 61 in response to the Staff’s comment.
Debt and Credit Sources, page 46
5.	Please update disclosure to include additional borrowings described in Note 20 to the financial statements.

Revisions have been made to page 46 in response to the Staff’s comment.
Rule 144, page 91
6.	Please provide the disclosure in the paragraph you deleted from this section. See Regulation S-K Item 201(a)(2).

Revisions have been made to page 90 in response to the Staff’s comment.
Exhibits
7.	Please file complete exhibits with all attachments. We note, for example, references to exhibits in exhibit 1.1 that are not included in the filing.

We respectfully advise the Staff that we have revised and re-filed exhibit 1.1.

* * * * * * * *
      Please do not hesitate to contact our attorneys at Cravath, Swaine & Moore LLP, specifically John T. Gaffney (212) 474-1122 or Richard T. Hossfeld (212) 474-1208, if you have any questions regarding this submission.

Sincerely,
/s/ Jens Meyerhoff
Jens Meyerhoff
Chief Financial Officer

CC:	Angela Crane
Russell Mancuso
Alan Morris